Integrated finance company
LOPRO CORPORATION

RECEIVED

2008 JUL -7 P 2:17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

08003619

File Number: 82-4664

May 19, 2008

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: ____________
TOMOHARU YOSHIDA
MANAGING DIRECTOR AND HEAD OF FINANCE AND IR DIVISION

PROCESSED
SEP 18 2008
THOMSON REUTERS

LOPRO CORPORATION

Index

Translation for:

1. Transfer of Fixed Assets

2. Consolidation of Branch Offices

3. Transfer of Fixed Assets and Occurrence of Extraordinary Items Resulting Therefrom

4. Cooperation with Showa Leasing Co., Ltd.

5. Announcement of Revisions to Forecast of Business Results for the Fiscal Year Ending March 31, 2008 and Posting of Impairment Loss

6. Annual Report Release for the Fiscal Year ended March 31, 2008

7. Abolishment of Special Benefit Plan for Shareholders

8. Announcement of Reduction in Capital and Capital Reserve and Appropriation of Surplus

File Number: 82-4664

(Translation)

March 3, 2008

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Managing Director and Head of
Finance and IR Headquarters
Tel.: (075) 321-6161

Transfer of Fixed Assets

We hereby announce that transfer of fixed assets was resolved at a meeting of the board of directors held on March 3, 2008, as described below.

1. Reason for Transfer

The Company has been engaged on profit structure reform and cost structure reform to respond to its strict business environment symbolized by the lowering of maximum lending rate under the Investment Deposit and Interest Rate Law and interest repayment claims. Transfer of fixed assets will be carried out as a part thereof in order to improve efficiency of management resources and to strengthen its financial position.

2. Outline of Transaction

Assets will be transferred in kind or in the form of beneficiary rights.

3. Assets to be Transferred

Name	Location	Book Value *	Transfer Value
Lopro Sapporo Building	Chuo-ku, Sapporo	¥1,118 million	–
Lopro Osaka Building	Chuo-ku, Osaka	¥1,980 million	–
Lopro Hiroshima Building	Naka-ku, Hiroshima	¥1,806 million	–
Lopro Fukuoka Building	Chuo-ku, Fukuoka	¥2,098 million	–
Soleil Matsudo	Matsudo-shi, Chiba	¥688 million	–
Casa Gran Matsudo	Matsudo-shi, Chiba	¥866 million	–
Casa Gran Higashimukojima	Sumida-ku, Tokyo	¥404 million	–
Casa Gran Saiin	Ukyo-ku, Kyoto	¥121 million	–
Casa Gran Tottori	Tottori-shi, Tottori	¥359 million	–
Casa Gran Oike (company housing)	Nakagyo-ku, Kyoto	¥358 million	–
De Moule Oike (company housing)	Nakagyo-ku, Kyoto	¥273 million	–
Total		¥10,076 million	–

* Book value as of September 30, 2007.

4. Future Outlook

Transfer value, transferee and schedules for transfer of assets are undetermined at present. Details will be provided upon determination thereof.

File Number: 82-4664

(Translation)

March 3, 2008

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Managing Director and Head of
Finance and IR Headquarters
Tel.: (075) 321-6161

Consolidation of Branch Offices

We hereby announce that consolidation of branch offices was resolved at a meeting of the board of directors held on March 3, 2008, as described below.

1. Reason for Consolidation of Branch Offices

The Company has been engaged on profit structure reform and cost structure reform to respond to its strict business environment symbolized by the lowering of maximum lending rate under the Investment Deposit and Interest Rate Law and interest repayment claims. Consolidation of nine branch offices will be carried out as a part thereof in order to improve efficiency of management resources.

2. Outline of Consolidation of Branch Offices

The number of offices, currently 21, will become 12 after consolidation of nine branch offices on Friday, April 4, 2008.

(1) Branch offices to be consolidated and schedules therefor

Date of Consolidation	Number of Branch Offices to be Abolished	Branch Office to be Abolished	Succeeding Branch Office	Number of Branch Offices after Consolidation
April 4, 2008	9	Asahikawa Branch	Sapporo Branch	12
		Akita Branch	Sendai Branch	
		Koriyama Branch		
		Niigata Branch		
		Maebashi Branch	Omiya Branch	
		Tachikawa Branch	Tokyo Branch	
		Nara Branch	Osaka Branch	
		Himeji Branch	Kobe Branch	
		Takamatsu Branch	Hiroshima Branch	

(2) Customer care

Transactions with customers at branch offices to be abolished will, in principle, be taken over by the respective succeeding branch offices. The Company seeks to provide further satisfactory services with the support of Headquarters Administration Center (centralized customer management) even after the consolidation.

3. Effects on Current Performance

Effects on the Company's current performance are expected to be minimal.

File Number: 82-4664

(Translation)

RECEIVED

2008 JUL -7 P 2:13

March 5, 2008

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Managing Director and Head of
Finance and IR Headquarters
Tel.: (075) 321-6161

Transfer of Fixed Assets
<u>and Occurrence of Extraordinary Items Resulting Therefrom</u>

We hereby announce that with respect to the transfer of fixed assets announced in the press release dated March 3, 2008 and entitled "Transfer of Fixed Assets", undetermined matters such as the outline of transaction were resolved at a meeting of the board of directors held on March 5, 2008, as described below.

1. Outline of Transaction

Fixed assets described below will be transferred to "TMK (*tokutei mokuteki kaisha*) Joint Ark 09".

2. Assets to be Transferred

Name	Location	Book Value *	Transfer Value
Lopro Sapporo Building	Chuo-ku, Sapporo	¥1,118 million	¥10,556 million
Lopro Osaka Building	Chuo-ku, Osaka	¥1,980 million	
Lopro Hiroshima Building	Naka-ku, Hiroshima	¥1,806 million	
Lopro Fukuoka Building	Chuo-ku, Fukuoka	¥2,098 million	
Soleil Matsudo	Matsudo-shi, Chiba	¥688 million	
Casa Gran Matsudo	Matsudo-shi, Chiba	¥866 million	
Casa Gran Higashimukojima	Sumida-ku, Tokyo	¥404 million	
Casa Gran Saiin	Ukyo-ku, Kyoto	¥121 million	
Casa Gran Tottori	Tottori-shi, Tottori	¥359 million	
Casa Gran Oike (company housing)	Nakagyo-ku, Kyoto	¥358 million	
De Moule Oike (company housing)	Nakagyo-ku, Kyoto	¥273 million	
Total		¥10,076 million	¥10,556 million

* Book value as of September 30, 2007.

3. Outline of Transferee

(as of February 29, 2008)

Corporate Name	TMK Joint Ark 09	
Location of Head Office	4-5, Kudanminami 1-chome, Chiyoda-ku, Tokyo, Japan	
Representative	Shinji Arakawa, Director	
Principal Business	(1) Acquisition, as well as management and disposal, of specified assets in accordance with asset liquidation plan pursuant to the Law on Securitization of Assets (2) Any and all other businesses incidental to the foregoing business with respect to liquidation of specified assets	
Relationship with the Company	Capital	None.
	Personnel	None.
	Business	None.

4. Schedule of Transfer

March 5, 2008	Execution of Agreement
March 31, 2008 (scheduled)	Delivery of property

5. Effects on Current Performance

Extraordinary net gain of approximately 500 million yen will be recorded for the year ending March 31, 2008 on this transfer of fixed assets. However, no changes will be made to the forecasts of consolidated and non-consolidated business results for the year ending March 31, 2008 included in the Semi-Annual Report Release for the six months ended September 30, 2007 released on November 19, 2007.

File Number: 82-4664

(Translation)

April 1, 2008

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Managing Director and Head of
Finance and IR Headquarters
Tel.: (075) 321-6161

Cooperation with Showa Leasing Co., Ltd.

We hereby announce that we have entered into an agreement with Showa Leasing Co., Ltd. (Head Office: Shinjuku-ku, Tokyo, Japan; Representative Director & President: Masami Matsushita) (hereinafter referred to as "Showa Leasing") with respect to cooperation in "money borrowing and lending intermediary service" and "business matching service", as described below.

1. Objective

The Company and Showa Leasing will cooperate with the aim to diversify revenue base and stabilize management base through effective use of management resources of the Company and Showa Leasing and attendance to the diverse needs of clients which are small and medium-sized companies.

2. Description of Business

(1) Money Borrowing and Lending Intermediary Service

Introduction to Showa Leasing of companies that might use Showa Leasing's products such as "personal security loans".

(2) Business Matching Service

Introduction to Showa Leasing of companies that might use or adopt Showa Leasing's products such as "leases" and "installment sales".

3. Outline of Showa Leasing

(1)	Corporate Name:	Showa Leasing Co., Ltd.
(2)	Location:	12, Yotsuya 3-chome, Shinjuku-ku, Tokyo, Japan
(3)	Representative:	Masami Matsushita
(4)	Date of Incorporation:	April 2, 1969
(5)	Capital:	24.3 billion yen
(6)	Business:	General leasing business
(7)	Principal Shareholder:	Shinsei Bank, Limited

4. Schedule

April 1, 2008 Execution of Agreement

5. Future Outlook

To be included in the forecast of business results (April 1, 2008 through March 31, 2009) in the "Annual Report Release for the Fiscal Year ended March 31, 2008" (to be released on May 19, 2008).

File Number: 82-4664

(Translation)

May 15, 2008

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Managing Director and Head of
Finance and IR Headquarters
Tel.: (075) 321-6161

Announcement of Revisions to Forecast of Business Results for the Fiscal Year Ending March 31, 2008 and Posting of Impairment Loss

The forecast of business results for the year ending March 31, 2008 (April 1, 2007 through March 31, 2008), which was issued at the time of the announcement of interim financial statements on November 19, 2007, is hereby revised as follows, based upon trends of recent business results.

1. Revision to Forecast of Business Results for the Year Ending March 31, 2008 (April 1, 2007 through March 31, 2008)

(Consolidated)

(in millions of yen, except for per share data)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Forecast (A)	14,500	-14,000	-14,100	-14,100	-128.31
Revised forecast (B)	14,600	-27,600	-27,600	-29,200	-265.72
Amount of increase/decrease (B-A)	100	-13,600	-13,500	-15,100	-137.41
Percentage of increase/decrease (%)	0.7	—	—	—	—
*Actual results for the prior year (year ended March 31, 2007)	—	—	—	—	—

* *Figures for the year ended March 31, 2007 are not included, as the consolidated financial statements have been prepared from the year ending March 31, 2008.*

(Non-Consolidated)

(in millions of yen, except for per share data)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Forecast (A)	14,500	-14,000	-14,100	-14,100	-128.31
Revised forecast (B)	14,600	-27,600	-27,600	-29,200	-265.72
Amount of increase/decrease (B-A)	100	-13,600	-13,500	-15,100	-137.41
Percentage of increase/decrease (%)	0.7	—	—	—	—
Actual results for the prior year (year ended March 31, 2007)	26,268	-4,191	-4,817	-23,976	-218.20

2. Reasons for the Revision to Forecast of Business Results

(1) Reasons for the Revision to Forecast of Non-Consolidated Business Results

The Company has been engaged on profit structure reform and cost structure reform to respond to its strict business environment symbolized by the lowering of maximum lending rate under the Investment Deposit and Interest Rate Law and interest repayment claims. Consolidation of branch offices, solicitation of voluntary retirement and transfer of fixed assets have been carried out as a part thereof in order to improve efficiency of management resources. In order to promote further business restructuring, the Company reduced existing loans that do not meet its new credit criteria over the medium term, examining the collectibility of such loans, and due to recent increase in interest repayment claims, increased its allowance for doubtful accounts and reserve for losses incurred in disputes over loans, as a result which the expenses for doubtful accounts exceeded the initial plan by 12.9 billion yen. Furthermore, the Company recorded an impairment loss on fixed assets of 2.0 billion yen under extraordinary loss.

(2) Reasons for the Revision to Forecast of Consolidated Business Results

Revision to forecast of consolidated business results was made mainly in accordance with the revision to forecast of non-consolidated results.

* *The figures of the forecast of business results set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may differ from the projected figures.*

File Number: 82-4664

(Summary Translation)

Annual Report Release for the Fiscal Year ended March 31, 2008

May 19, 2008

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Tomoharu Yoshida
Managing Director and Head of Finance and IR Headquarters

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Location of Head Office: Kyoto

Tel.: (075) 321-6161

Ordinary General Meeting of Shareholders:
June 26, 2008 (Scheduled)

Filing of Annual Securities Report:
June 27, 2008 (Scheduled)

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

1. Consolidated Business Results (April 1, 2007 through March 31, 2008)

(Note) Figures for the year ended March 31, 2007, and comparisons thereto are omitted as the consolidated financial statements have been prepared from the year ended March 31, 2008.

(1) Consolidated Results of Operations

(Percentage figures are compared to prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Year ended March 31, 2008	¥14,666 million (– %)	-¥27,548 million (– %)	-¥27,544 million (– %)	-¥29,124 million (– %)
Year ended March 31, 2007	¥ – million (– %)	¥ – million (– %)	¥ – million (– %)	¥ – million (– %)

	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Operating Income to Operating Revenues
Year ended March 31, 2008	-¥265.03	¥ –	-63.4%	-19.3%	-187.8%
Year ended March 31, 2007	¥ –	¥ –	– %	– %	– %

(Reference)
Investment profit and loss in equity method:
Year ended March 31, 2008: – million yen
Year ended March 31, 2007: – million yen

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of March 31, 2008	¥108,874 million	¥31,310 million	28.8%	¥284.92
As of March 31, 2007	¥ – million	¥ – million	– %	¥ –

(Reference)
Shareholders' equity:
As of March 31, 2008: 31,310 million yen
As of March 31, 2007: – million yen

(3) Consolidated Statement of Cash Flow

	Cash Flow provided by Operating Activities	Cash Flow provided by Investing Activities	Cash Flow provided by Financing Activities	Cash and Cash Equivalents at Year End
Year ended March 31, 2008	¥7,870 million	¥9,806 million	-¥20,692 million	¥15,254 million
Year ended March 31, 2007	¥ – million	¥ – million	¥ – million	¥ – million

2. Dividends

(Record Date)	Dividends per Share			Aggregate of Dividend Payments (Annual)	Dividend Payout Ratio	Ratio of Dividends to Net Assets
	Interim	Year End	Annual			
Year ended March 31, 2007	¥ –	¥ –	¥0.00	¥ – million	– %	– %
Year ended March 31, 2008	¥ –	¥ –	¥0.00	¥ – million	– %	– %
(Forecast) March 31, 2009	¥ –	¥ –	¥0.00	¥ – million	– %	– %

3. Forecast of Consolidated Business Results (April 1, 2008 through March 31, 2009)

(Percentage figures for the annual period are compared to prior year; percentage figures for the interim period are compared to prior interim period)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Interim	¥3,500 million (-58.9%)	-¥4,400 million (– %)	-¥4,400 million (– %)	-¥4,450 million (– %)	-¥40.50
Annual	¥5,800 million (-60.5%)	-¥9,800 million (– %)	-¥9,800 million (– %)	-¥9,900 million (– %)	-¥90.09

4. Others

(1) Changes in significant subsidiaries during the year (Changes in specified subsidiaries resulting in change in scope of consolidation)

Applicable.

New: 1 (Corporate name: MCAT CORPORATION)
Exception: –

(2) Changes in accounting principles, procedures and presentation regarding preparation of consolidated financial statements (Changes presented as changes in important items that are used as basic materials for preparation of consolidated financial statements)

(i) Changes due to revision of accounting standard, etc.: Not applicable.

(ii) Changes other than (i): Not applicable.

(3) Number of outstanding shares (Common stock)

(i) Total number of outstanding shares (including treasury stock) as of the end of each period:
As of March 31, 2008: 114,107,446 shares
As of March 31, 2007: 114,107,446 shares

(ii) Total number of treasury stock as of the end of each period:
As of March 31, 2008: 4,217,556 shares
As of March 31, 2007: 4,216,896 shares

(For reference) Outline of Non-Consolidated Business Results

1. Business Results (April 1, 2007 through March 31, 2008)

(1) Results of Operations

(Percentage figures are compared to prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Year ended March 31, 2008	¥14,641 million (-44.3%)	-¥27,523 million (– %)	-¥27,516 million (– %)	-¥29,095 million (– %)
Year ended March 31, 2007	¥26,268 million (15.9%)	-¥4,191 million (– %)	-¥4,817 million (– %)	-¥23,978 million (– %)

	Net Income per Share	Net Income per Share (fully diluted)
Year ended March 31, 2008	-¥264.77	¥ –
Year ended March 31, 2007	-¥218.20	¥ –

(2) Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of March 31, 2008	¥108,848 million	¥31,338 million	28.8%	¥285.19
As of March 31, 2007	¥176,568 million	¥60,493 million	34.3%	¥550.49

(Reference)
Shareholders' equity:
As of March 31, 2008: 31,338 million yen
As of March 31, 2007: 60,493 million yen

(3) Statement of Cash Flow

	Cash Flow provided by Operating Activities	Cash Flow provided by Investing Activities	Cash Flow provided by Financing Activities	Cash and Cash Equivalents at Year End
Year ended March 31, 2008	¥ – million	¥ – million	¥ – million	¥ – million
Year ended March 31, 2007	¥22,140 million	-¥1,812 million	-¥38,031 million	¥18,270 million

2. Forecast of Business Results (April 1, 2008 through March 31, 2009)
(Percentage figures for the annual period are compared to prior year; percentage figures for the interim period are compared to prior interim period)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Interim	¥3,400 million (-60.1%)	-¥4,350 million (– %)	-¥4,350 million (– %)	-¥4,400 million (– %)	-¥40.04
Annual	¥5,600 million (-61.8%)	-¥9,700 million (– %)	-¥9,700 million (– %)	-¥9,800 million (– %)	-¥89.18

* *The figures of the forecast set forth above are based on information available to the Company as of the date of this press release and include various uncertain factors. The actual figures of the results may differ due to factors such as changes in business conditions.*

File Number: 82-4664

(Translation)

RECEIVED

2008 JUL -7 P 2:13

May 19, 2008

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Managing Director and Head of
Finance and IR Headquarters
Tel.: (075) 321-6161

Abolishment of Special Benefit Plan for Shareholders

We hereby announce that abolishment of special benefit plan for shareholders was resolved at a meeting of the board of directors held on May 19, 2008, as described below.

1. Reason for Abolishment of Special Benefit Plan for Shareholders

As a special benefit plan for shareholders, we have presented "gifts associated with Kyoto" to each shareholder registered or recorded in the final shareholders' register as of March 31 every year and holding at least 1,000 shares of the Company. However, due to the recent business performance, we have regretfully decided to abolish the special benefit plan for shareholders.

2. Timing of Abolishment of Special Benefit Plan for Shareholders

Special benefit plan for shareholders will be abolished upon presentation of gifts to each shareholder registered or recorded in the final shareholders' register as of March 31, 2008. (No gifts will be offered to shareholders registered or recorded in the final shareholders' register as of March 31, 2009.)

File Number: 82-4664

(Translation)

May 19, 2008

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Managing Director and Head of
Finance and IR Headquarters
Tel.: (075) 321-6161

Announcement of Reduction in Capital and Capital Reserve and Appropriation of Surplus

The Company hereby announces that it has resolved at the meeting of the Board of Directors held on May 19, 2008 to submit to the 39th Ordinary General Meeting of Shareholders scheduled on June 26, 2008 the following proposal for reduction of capital and capital reserve and appropriation of surplus.

1. Purpose of reductions in capital and capital reserve

The Company will reduce its capital and capital reserve in order to clear losses carried forward resulting from posting of loss for the 39th fiscal year and to restore its financial health.

2. Breakdown of Reductions in Capital and Capital Reserve

(1) Amount of reductions in capital and capital reserve

The Company will reduce its capital (59,609,480,326 yen as of March 31, 2008) by 24,413,520,029 yen, and all of its capital reserve (855,000,000 yen as of March 31, 2008). After such reductions, capital and capital reserve will be 35,195,960,297 yen and zero, respectively.

(2) Method of capital reduction

Amount of capital will be reduced without change in the total number of outstanding shares.

3. Breakdown of Appropriation of Surplus

The amount of capital surplus will increase in accordance with the reductions in capital and capital reserve. The Company will allocate capital surplus in full (35,352,063,311 yen) to cover the deficit, bringing retained earnings carried forward to zero.

(1) Item of surplus to increase and amount thereof

Retained earnings carried forward: 35,352,063,311 yen

(2) Item of surplus to decrease and amount thereof

Capital surplus: 35,352,063,311 yen

4. Schedule

(1) Resolution at the meeting of the Board of Directors

May 19, 2008

(2) Resolution at the Ordinary General Meeting of Shareholders

June 26, 2008 (scheduled)

(3) Notice for objections by creditors

June 27, 2008 (scheduled)

(4) Deadline for objections by creditors

July 31, 2008 (scheduled)

(5) Effective date

August 1, 2008 (scheduled)

The agenda will be submitted as "Reduction in Capital and Capital Reserve and Appropriation of Surplus".

END